

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 15, 2017

Michael DeCesare
Chief Executive Officer and President
ForeScout Technologies, Inc.
190 West Tasman Drive
San Jose, California 95134

Re: ForeScout Technologies, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted June 7, 2017
CIK No. 0001145057

Dear Mr. DeCesare:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Three Months Ended March 31, 2016 and 2017, page 58

1. We note your disclosure that product revenue increases were "driven by an increase in sales volume of CounterACT." Please quantify, here and elsewhere, drivers in your narrative such as sales volume and, relatedly, disclose whether any particular product(s) in your CounterACT portfolio performed better in comparison to others.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications